UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 2

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                         The Allied Defense Group, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    019118108
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  July 18, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Check the following box if a fee is being paid with this statement  [ ]

                         (continued on following pages)



                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 019118108                     13D/A                 Page 2 of 12 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]
                                                      (b)  |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF                         7.     SOLE VOTING POWER
         SHARES                                 125,500 shares (See Item 5)
                                 -----------------------------------------------
       BENEFICIALLY                      8.     SHARED VOTING POWER
         OWNED BY                               -0- (See Item 5)
                                 -----------------------------------------------
       EACH REPORTING                    9.     SOLE DISPOSITIVE POWER
          PERSON                                125,500 shares (See Item 5)
                                 -----------------------------------------------
           WITH                          10.    SHARED DISPOSITIVE POWER
                                                -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            125,500 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                 [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1 % (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN



                              (Page 2 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 019118108                     13D/A                 Page 3 of 12 Pages
--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore
            Fund, Ltd.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]
                                                      (b)  |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
   NUMBER OF                      7.    SOLE VOTING POWER
     SHARES                             197,635 shares (See Item 5)
-------------------------------------------------------------------------------
  BENEFICIALLY                    8.    SHARED VOTING POWER
    OWNED BY                            -0- (See Item 5)
-------------------------------------------------------------------------------
      EACH                        9.    SOLE DISPOSITIVE POWER
   REPORTING                            197,635 shares (See Item 5)
-------------------------------------------------------------------------------
     PERSON                       10.   SHARED DISPOSITIVE POWER
      WITH                              -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            197,635 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                 [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.4% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------




                              (Page 3 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 019118108                     13D/A                 Page 4 of 12 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]
                                                      (b)  |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF                      7.    SOLE VOTING POWER
    SHARES                              200,100 shares (See Item 5)
--------------------------------------------------------------------------------
 BENEFICIALLY                     8.    SHARED VOTING POWER
   OWNED BY                             -0- (See Item 5)
--------------------------------------------------------------------------------
     EACH                         9.    SOLE DISPOSITIVE POWER
   REPORTING                            200,100  shares (See Item 5)
--------------------------------------------------------------------------------
    PERSON                        10.   SHARED DISPOSITIVE POWER
     WITH                               -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            200,100 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                 [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.4% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------



                              (Page 4 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 019118108                     13D/A                 Page 5 of 12 Pages
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON Wynnefield Capital Management LLC
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]
                                                      (b)  |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF                      7.    SOLE VOTING POWER
    SHARES                              325,600 shares (See Item 5)(1)
--------------------------------------------------------------------------------
 BENEFICIALLY                     8.    SHARED VOTING POWER
   OWNED BY                             -0- (See Item 5)
--------------------------------------------------------------------------------
     EACH                         9.    SOLE DISPOSITIVE POWER
   REPORTING                            325,600 shares (See Item 5)(1)
--------------------------------------------------------------------------------
    PERSON                        10.   SHARED DISPOSITIVE POWER
     WITH                               -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            325,600 shares (See Item 5)(1)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                 [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.6% (See Item 5)(1)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO (Limited Liability Company)
--------------------------------------------------------------------------------
      (1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I
--------------------------------------------------------------------------------



                              (Page 5 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 019118108                     13D/A                 Page 6 of 12 Pages
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON Wynnefield Capital, Inc.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]
                                                      (b)  |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
   NUMBER OF                      7.    SOLE VOTING POWER
    SHARES                              197,635 shares (See Item 5) (1)
--------------------------------------------------------------------------------
 BENEFICIALLY                     8.    SHARED VOTING POWER
   OWNED BY                             -0- (See Item 5)
--------------------------------------------------------------------------------
     EACH                         9.    SOLE DISPOSITIVE POWER
   REPORTING                            197,635 shares (See Item 5) (1)
--------------------------------------------------------------------------------
    PERSON                        10.   SHARED DISPOSITIVE POWER
     WITH                               -0- (See Item 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            197,635 shares (See Item 5) (1)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                 [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.4% (See Item 5)(1)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------
      (1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small
      Cap Value Offshore Fund, Ltd.
--------------------------------------------------------------------------------



                              (Page 6 of 12 Pages)

      This Amendment No. 2 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 23, 2005, and amended on January 17, 2006, (the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI" and, collectively with Partnership, Partnership-I, Fund and WCM, the "Wynnefield Group"), with respect to shares of common stock, $0.10 par value, of The Allied Defense Group, Inc., a Delaware corporation with its principal executive offices located at 8000 Towers Crescent Drive, Vienna, VA 22182 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby amended and supplemented by adding the following:

      As of the date of this Amendment, the Wynnefield Group beneficially owned in the aggregate 523,235 shares of Common Stock, constituting approximately 9.0% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,841,660 shares outstanding on September 30, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005).

      Each of the Wynnefield Group entities made their most recent purchases of shares of Common Stock on July 19, 2006 and July 20, 2006, separately from each other, for the consideration shown in the following table:

Name                            Date of Purchase                Number of Shares                Consideration Paid
----                            ----------------                ----------------                ------------------
Partnership                     July 19, 2006                   2,300                           $39,795.75

Partnership - I*                July 19, 2006                   3,300                           $57,098.25

Fund**                          July 20, 2006                   100                             $1,689.00

      * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

      ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

      Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.


ITEM 4. PURPOSES OF TRANSACTION.



                              (Page 7 of 12 Pages)

The response to Item 4 is hereby amended and restated in its entirety as follows:

      Each member of the Wynnefield Group initially acquired its shares of Common Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

      The Wynnefield Group has lost confidence in the ability of Issuer's management to operate a global, diversified defense and security business and has been alarmed by management's continued missteps and the over 25% decline in share value since the new operating team came on board beginning in May, 2005. While the Wynnefield Group applauds the Issuer's recent governance initiatives and the retention of Banc of America Securities LLC to explore strategic options to maximize shareholder value, the Wynnefield Group recommends that Banc of America, the Issuers' Board of Directors' Strategic Review Committee, and the Issuer focus their efforts beyond the disposition of non-core assets and initiate an outright sale of the Issuer. The Wynnefield Group intends to continue its active communications with the Issuer's management and Board of Directors in an effort to maximize value for all shareholders.

      The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, and evaluate the responses of its management to the needs of the holders of the Common Stock. The Wynnefield Group has and may continue to meet with the Issuer's management and to recommend various strategies for protecting and maximizing shareholder value.

      The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

      Depending on factors deemed relevant to the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Amendment.



                              (Page 8 of 12 Pages)

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and restated in its entirety as follows:

(a) - (c) As of July 20, 2006, the Wynnefield Group beneficially owned in the aggregate 523,235 shares of Common Stock, constituting approximately 9.0% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,841,660 shares outstanding on September 30, 2005, as set forth in the Issuer's most recent report on form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:



      Name                        Number of                Approximate
                                  Shares                   Percentage of
                                                           Outstanding Shares
      Partnership *               125,500                  2.2%
      Partnership-I *             200,100                  3.4%
      Fund **                     197,635                  3.4%

      * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

      ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

      WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

      Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

      WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

      Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal



                              (Page 9 of 12 Pages)
executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

      Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 523,235 shares of Common Stock, constituting approximately 9.0% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,841,660 shares outstanding on September 30, 2005, as set forth in the Issuer's most recent report on form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005).

      The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

      To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

      The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days, as follows:


Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------
Partnership           July 18, 2006                       2,900                 $18.09

Partnership           July 19, 2006                       3,300                 $17.25


Partnership - I       July 18, 2006                       4,100                 $18.09



                             (Page 10 of 12 Pages)

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------

Partnership - I       July 19, 2006                       3,300                 $17.25


Fund                  July 17, 2006                       1,000                 $18.00

Fund                  July 18, 2006                       5,235                 $18.09

Fund                  July 19, 2006                       4,300                 $17.25

Fund                  July 20, 2006                       100                   $16.89


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.



                             (Page 11 of 12 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  July 24, 2006

                                        WYNNEFIELD PARTNERS SMALL CAP
                                        VALUE, L.P.

                                        By: Wynnefield Capital Management, LLC,
                                            General Partner

                                        By: /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, Co-Managing Member

                                        WYNNEFIELD PARTNERS SMALL CAP VALUE,
                                        L.P. I

                                        By: Wynnefield Capital Management, LLC,
                                        General Partner

                                        By: /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, Co-Managing Member


                                        WYNNEFIELD SMALL CAP VALUE
                                        OFFSHORE FUND, LTD.

                                        By: Wynnefield Capital, Inc.


                                        By: /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, President

                                        WYNNEFIELD CAPITAL MANAGEMENT,
                                        LLC


                                        By: /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, Co-Managing Member

                                        WYNNEFIELD CAPITAL, INC.


                                        By: /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, President